Confidential Treatment Requested by Green Bankshares, Inc.
For a Portion of This Letter Described Below
Page GRNB 0000001
Green Bankshares, Inc.
100 North Main Street
Greeneville, Tennessee 37743
September 4, 2009
Mr. Justin Dobbie
Attorney Advisor
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Green Bankshares, Inc Form 10-K for fiscal year ended December 31, 2008 Form 10-Q for the period ended June 30, 2009 File Number 001-14289
Dear Mr. Dobbie:
In response to your letter dated August 25, 2009 requesting additional information concerning the above referenced items, Green Bankshares, Inc. (the “Company”) provides the information below. Please note that this letter omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance and that asterisks, as indicated below, denote such omissions.
Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of our response below. We request that these portions, as indicated by [###], be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned with a copy to James E. Adams, Executive Vice President, Chief Financial Officer and Secretary of the Company, 100 North Main Street, P.O. Box 1120, Greeneville, Tennessee 37743, (423) 639-5111.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1. Business Lending Activities, page 2
1. SEC Question/observation:

Confidential Treatment Requested by Green Bankshares, Inc.
For a Portion of This Letter Described Below
Page GRNB 0000002
Mr. Justin Dobbie
September 4, 2009

In future filings please include a discussion of your residential real estate lending activities in this section.
Response:
In future filings the Company will provide further discussion of residential real estate lending activities as requested.
Selected Financial Data, page 27
2. SEC Question/observation:
We note use of certain non-GAAP measures here and in the section of your document subsequent to this one where you provide a reconciliation of these measure to GAAP. Please revise future filings to specifically identify each non-GAAP measure as such wherever presented and to include a cross reference to the reconciliation. This comment applies to all documents in which you include non-GAAP measures.
Response:
In future filings we will make certain that each non-GAAP financial measure, wherever presented, is specifically identified as such and will include a cross reference to the non-GAAP reconciliation table provided.
Compensation Discussion and Analysis, page 18 of Definitive Proxy Statement on Schedule 14A
3. SEC Question/observation:
We note that your disclosure that performance goals established include (emphasis added) the year-to-date change in: return on average assets, year-to-date core earnings per share change, return on average shareholders’ equity and stock price performance and that these financial performance measures were not met for fiscal year 2008 and no annual incentive payouts were made.
Response:
Your observations that no annual incentive bonuses were paid in 2008 are correct.
SEC Question/observation:
Please provide us with a proposed revised disclosure and revise future filings to disclose the targets, trigger values and actual results of these performance goals. In addition, please disclose to the staff and include in future filings any other performance targets you have not previously identified, including triggers, trigger values and actual results of these performance goals.
Response:

Confidential Treatment Requested by Green Bankshares, Inc.
For a Portion of This Letter Described Below
Page GRNB 0000003
Mr. Justin Dobbie
September 4, 2009

The formula used by the Compensation Committee for determination of 2008 annual incentive bonuses for payment in 2009 was fully described in the proxy statement. The following table depicts the formula as described:

		Company		Average
Measurement	Weighting	Actual Results		Peer Results	Achievement
Return on Assets	25%	(0.18%)		***	n/a
Return on Equity	25%	(1.64%)		***	n/a
Core EPS change	25%	($2.49	)*	***	n/a
Stock Price change	25%	(29.5	%)**	***	n/a

*Calculated by taking the difference between the diluted EPS in 2007 of $2.07 per share and the diluted loss per share in 2008 of ($0.42).
**Calculated by taking the percentage difference between our closing stock price at
December 31, 2007 of $19.20 and our closing stock price at December 31, 2008 of $13.54 and dividing the result by $19.20.
***Since each of the Company’s actual performance results were negative values, no average peer group performance data were applicable.
As you are aware, the Company reported a loss of $5.4 million for 2008 and each of the above factors represented negative values, therefore no incentives were awarded. The trigger point on each Measurement identified above is that each individual measurement must have a positive value for consideration. If the value is positive, then the Achievement level is calculated based upon the percentage by which the Company’s actual performance level differs from the average of the peer results. For example assuming that Return on Average Assets was a positive calculation and the Company’s results exceeded the Peer Results by 2%, then the payout calculation for this portion of the Cash Incentive would have been 25.5% (25% times 1.02%). However, in no event can the sum of each of the measurements exceed the overall percentage limitation on cash incentives. For example, if an individual’s cash incentive target is 40%, based upon the formula, they could only receive 40% of their base compensation as a cash incentive, unless special circumstances existed, as determined by the Compensation Committee, that would either increase or decrease the award amount. Because cash incentives are tied to the Company’s performance as compared to the average performance of its peers, there are no Company specific targets.
In future filings, subject to formula changes initiated by the Compensation Committee and future changes in SEC regulations, we will include with the narrative an explanatory table similar to the table indicated above.
SEC Question/observation:

Confidential Treatment Requested by Green Bankshares, Inc.
For a Portion of This Letter Described Below
Page GRNB 0000004
Mr. Justin Dobbie
September 4, 2009

To the extent that you believe that disclosure of the performance measures is not required because it would result in competitive harm such that targets could be excluded under Instruction 4 to Item 402(b) of Regulation
Response:
At this time we do not believe that such disclosures would result in competitive harm.
4. SEC Question/observation:
Please tell us why you have not filed the company’s Cash Incentive Plan as an exhibit to the Form 10-K. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.
Response:
There is no formal written contractual agreement/document which binds the Company to the payment of annual cash incentives. The written narrative of the Compensation Committee’s annual determination is included in the Company’s Proxy Statement sent to shareholders in connection with the Company’s annual meeting of shareholders.
Form 10-Q for the period ended June 30, 2009
5. SEC Question/observation:
We note the goodwill impairment recognized in the second quarter and have the following comments:
We note that you disclose that management relied primarily on a discounted cash flow model at the end of 2008 and moved to a model that relied more on market pricing in the second quarter, which resulted in the write-off of all recorded goodwill. Please tell us in detail the assumptions management made in performing the discounted cash flow impairment analysis at December 31, 2008 and tell us why management believed they were reasonable, including how management considered the significant amount by which equity exceeded market capitalization at that date.
Response:
Our first step in the process of determining potential goodwill impairment was a comparison of market capitalization with net book value at year-end 2008. There were several aberrations occurring in the market at that time that raised concerns about the closing market price of our stock being representative of the fair value of our Company. At December 31, 2008 the short sale activity, as reported by NASDAQ, in the Company’s stock was 24.63% of outstanding shares. Based

Confidential Treatment Requested by Green Bankshares, Inc.
For a Portion of This Letter Described Below
Page GRNB 0000005
Mr. Justin Dobbie
September 4, 2009

upon this level of short sale activity plus the market price deterioration occurring throughout the Financial Services sector during the fourth quarter of 2008 and further accompanied by the massive infusion of capital by the U.S. Treasury into the sector, the markets appeared to management to be in disarray. To illustrate, our stock trading price began the quarter above book value and declined throughout the fourth quarter in lock step with the KBW Regional Banking Index. All of these issues, as compared to the strong underlying fundamentals of net interest income and non-interest income reflected in the Company at that time, made reliance on market pricing seem inappropriate since the drop in value did not appear to be Company specific but rather sector driven.
Given the apparent uncertainty of market data at December 31, 2008, we determined that using a discounted cash flow modeling approach would be more appropriate at that time. We obtained the assistance of an independent valuation firm in our evaluation of goodwill. We reviewed the assumptions and results of the independent review with both the Audit Committee of the Board as well as the Company’s outside public accounting firm, who concurred with the results of the independent review.
The following information provides a summary of the assumptions used at December 31, 2008 based upon the environment at that point in time and why we felt the assumptions to be reasonable and conservative:
Assumptions:
[###]
SEC Question/observation:
Please tell us why management did not update the model to one that relied on market pricing at March 31, 2009 considering that market capitalization had further deteriorated at that date.
Response:
Management believed that the growth in earnings occurring during the first quarter of 2009 re-affirmed the assumptions used as of December 31, 2008 in the determination of non-impairment of goodwill and the discounted cash flow assumptions and projections identified above, given the known facts and circumstances at that time. Given the write-downs in loans and Other Real Estate Owned taken at year-end, it appeared as though the marks we took on our distressed assets were appropriate. For example, during the first quarter we received payments on non-accrual loans totaling $3.9 million. We also recovered an additional $3.0 million of loans previously charged off while our gross loan

Confidential Treatment Requested by Green Bankshares, Inc.
For a Portion of This Letter Described Below
Page GRNB 0000006
Mr. Justin Dobbie
September 4, 2009

charge-offs for the quarter were only $3.7 million leaving our net loan charge-offs for the quarter at approximately $700 thousand. In addition, the decline in value of our stock in the first quarter was also in line with the decline in the KBW Regional Banking Index which seemed to imply that the decline in market price was still more sector driven than Company driven. Throughout this entire period, our core earnings remained solid.
SEC Question/observation:
Please tell us and revise future filings to provide and expanded discussion of why management relied on a model that primarily focused on discounted cash flows at December 31, 2008 and March 31, 2009 considering market conditions across your industry.
Response:
As discussed above, we will enhance our discussion in future filings as to our processes and timing for our impairment charge for goodwill.
SEC Question/observation:
Please tell us and revise future filings to discuss what the potential effect of the goodwill impairment analysis would have had on reported results at December 31, 2008 and March 31, 2009 had management used an impairment model that focused on market pricing, including management’s specific reasons for the timing of the change in impairment models. Your revisions should clarify why it took in excess of six months to change to a market pricing based model.
Response:
The effect of a goodwill impairment charge taken on either of the above mentioned dates, based solely upon market capitalization, would certainly result in a different outcome. However given the erratic movement in our stock price during the above referenced periods and the unreliability of market price movements not specific to Company releases conflicted with the information received and reviewed from the independent valuation firm. The Company therefore deemed that it was appropriate to pursue the alternatives available under the guidance in FAS 142. Evidencing this observation was the fact that during 2008, our stock price dropped to approximately 65% of book value only to climb back up to above book value at the beginning of the fourth quarter.
At the beginning of the second quarter, the movement in our stock price diverged from the KBW Regional Banking Index. Our stock price continued to decline while the sector began pushing upward. Also throughout the second quarter we began receiving updated appraisals for both OREO properties and certain targeted

Confidential Treatment Requested by Green Bankshares, Inc.
For a Portion of This Letter Described Below
Page GRNB 0000007
Mr. Justin Dobbie
September 4, 2009

loans which reflected significant declines in values that we believed could lead to additional charge-offs and provisioning during the quarter. As the quarter continued to unfold, these developments contributed to the Company’s decision to suspend cash dividend payments to common stockholders during the second quarter to preserve capital levels. Additionally, the Company discovered that on or about June 17, 2009 the Company was pre-listed as a candidate for removal from the Russell 3000 Index based upon market capitalization criteria and subsequently was removed from the Russell 3000 at its annual rebalancing date. From that date forward the Company’s stock price declined precipitously and began trading in a historically all time low price range dropping to the mid $3.00 per share level. Being removed from the Russell 3000 at its annual rebalancing had several implications for the Company including being eliminated as a qualifying investment for several institutional investors and mutual funds. On June 25, 2009, 2,286,900 shares were traded during market hours as institutional investors re-balanced their positions. Prior to the June 17, 2009 pre-release of the Russell 3000 Index rebalancing, the daily average trading volume in our stock was 86,040 shares as reported on NASDAQ.
With the divergence of the movement in our stock price from the rest of the sector during the second quarter, the trend noted in updated appraisals and the de-listing from the Russell 3000 Index, we clearly believed that the Company experienced a triggering event for the revaluation of our goodwill. We performed a step 2 analysis of goodwill in accordance with FAS 142 which resulted in the impairment charge-off. Had one or some of these events happened at December 31, 2008, or at March 31, 2009, management would have re-evaluated the use of the discounted cash flow analysis at that time.
The Company will revise its future filings to include additional disclosure in response to the comment.
6. SEC Question/observation:
We note the activity in your allowance of loan losses and have the following comments:
We noted that non-performing loans as a percentage of the allowance for loan losses increased from approximately 64% at December 31, 2008 to approximately 221% at March 31, 2009. Considering the significance of this increase and the loss activity in your loan portfolio in 2008, please tell us and revise future filings to discuss in specific detail how management considered the significant increase in nonperforming loans in developing the allowance for loan losses and the related provision at March 31, 2009.

Confidential Treatment Requested by Green Bankshares, Inc.
For a Portion of This Letter Described Below
Page GRNB 0000008
Mr. Justin Dobbie
September 4, 2009

Response:
As discussed on page 21 of the Company’s Form 10-Q for the period ended March 31, 2009, one of the principal drivers in the increase in non-performing loans between December 31, 2008 and March 31, 2009 was that the Company returned $36,368,000 of OREO properties (previously classified as such by the “in substance” nature of these properties) to non-accrual loans during the first quarter due to borrower bankruptcy filings and the extended period of time then involved in securing actual ownership of those properties.
The subject properties had been previously written down at the quarter ended December 31, 2008 to current market valuations less estimated carrying costs based upon then current appraisals and had no direct impact on the first quarter 2009 loan loss reserve or the loan loss provision.
Excluding the $36,368,000 referenced above, the loans added to non-accrual status during the quarter did impact the allocation of the reserve level between impaired loans and the FAS 5 allocation to the extent the new additions to non-accrual had not yet been fully analyzed under FAS 114. During the first quarter we experienced substantial recoveries on loans previously charged off which led us to believe that perhaps the market was not as bad as previously anticipated. Based upon this information, we reduced the FAS 5 qualitative factors within our allowance model to better reflect our experience witnessed during the quarter. At the same time, the increase in FAS 114 allocations based upon the newly classified impaired loans, kept our overall reserve basically level when excluding the effect of the properties that were shifted back from OREO due to the extended foreclosure time issues associated with those customers filing for bankruptcy protection.
The Company will revise its future filings to describe in detail how the level of non-performing loans is considered by management in establishing the allowance for loan losses and related provision.
SEC Question/observation:
Please tell us and revise future filings to provide a detailed discussion of the specific facts and circumstances resulting in the significant increase in charge-offs in the second quarter of 2009 compared to the first quarter of 2009, which resulted in a significant increase in the provision for loan losses. Your response should address the timing of the increased charge-offs and why they were not recognized in the first quarter, particularly in light of the relatively immaterial

Confidential Treatment Requested by Green Bankshares, Inc.
For a Portion of This Letter Described Below
Page GRNB 0000009
Mr. Justin Dobbie
September 4, 2009

provision and charge-offs management recognized in the first quarter of 2009 compared to the provision and charge-offs reported in the fourth quarter of 2008 and in the second quarter of 2009. Clearly identify the triggers for recognizing the amounts in the second quarter of 2009.
Response:
During the final month of each quarter the Company undertakes an extensive review of every loan in excess of $1 million that is adversely risk graded. The actions taken during the fourth quarter of the year and also during the first quarter of 2009 appeared to re-affirm the Company’s review process given the minimum level of net charge-offs occurring during the first quarter of 2009. This process was, and is, an ongoing part of the Company’s credit review cycle. During the second quarter of 2009, the same process was undertaken. Credits that were performing according to terms at the end of the fourth quarter of 2008 and also at the end of the first quarter of 2009 were beginning to significantly weaken as the economy continued to deteriorate during the second quarter of 2009. As a result of the quarterly review process, the Company ordered new appraisals on adversely graded real estate secured loans and, following receipt of those appraisals, began aggressively charging off collateral shortfalls/balances as appropriate. As discussed earlier, the appraisals received during the second quarter on existing OREO and targeted loans reflected significant deterioration in the value of the underlying properties, This, in addition to the previously performing relationships which began to show deterioration were the primary triggers which occurred during the second quarter.
The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact James E. Adams, the Company’s Chief Financial Officer at (423) 278-3050.

Confidential Treatment Requested by Green Bankshares, Inc.
For a Portion of This Letter Described Below
Page GRNB 00000010
Mr. Justin Dobbie
September 4, 2009

Sincerely,
/s/ R. Stan Puckett
R. Stan Puckett Chairman and Chief Executive Officer